EXHIBIT 99.4

CONSENT OF DAVID SCHONFELDT, P.GEO.

The undersigned hereby consents to the incorporation by reference in the Registration Statement on Form F-10 of Equinox Gold Corp. (the “Company”) (File No. 333-282467) and the Registration Statement on Form S-8 of the Company (File No. 333-288142) of their name and the information that has been reviewed and approved by them in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2025, dated February 18, 2026, included in the Current Report on Form 6-K of the Company, dated February 20, 2026.

Date: February 20, 2026	/s/ David Schonfeldt
By: David Schonfeldt, P.Geo.